FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019
Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 18, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 26, 2019 of Performance Shipping Inc. (the “Company”) announcing the Company's financial results for the third quarter and nine months ended September 30, 2019.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File no. 333-197740), filed with the U.S. Securities and Exchange Commission (the "SEC") with an effective date of August 13, 2014, the Company's registration statement on Form F-3 (File no. 333-215748), as amended and filed with the SEC with an effective date of March 7, 2017, and the Company's registration statement on Form F-3 (File No. 333-216944), filed with the SEC with an effective date of May 11, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC. (registrant)

Dated: November 26, 2019	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Chief Strategy Officer and Secretary
Telephone: + 30-216-600-2400
Email: izafirakis@pshipping.com
Website: www.pshipping.com
For Immediate Release

Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2019

ATHENS, GREECE, November 26, 2019 – Performance Shipping Inc. (NASDAQ: DCIX), (the “Company”), a global shipping company specializing in the ownership of containerships and tanker vessels, today reported a net loss of $18.1 million for the third quarter of 2019, compared to a net loss of $6.3 million for the same period of 2018. The loss for the third quarter of 2019 includes $17.4 million of impairment charges for one vessel, while the loss for the third quarter of 2018 includes $4.8 million of impairment charges for one vessel.
Voyage and time charter revenues were $6.3 million for the third quarter of 2019, compared to $5.2 million for the same period of 2018. This increase is primarily attributable to the increase in size of the Company’s fleet following the acquisition of the tanker vessel “Blue Moon” in August 2019.
Net loss for the nine months ended September 30, 2019, amounted to $19.8 million, compared to a net loss of $52.5 million for the nine months ended September 30, 2018. The loss for the nine months ended September 30, 2019 includes $17.7 million of impairment charges for two vessels, while the loss for the nine months ended September 30, 2018 includes $20.4 million of impairment charges for two vessels and $16.7 million of aggregate loss on sale of seven vessels. Voyage and time charter revenues for the nine months ended September 30, 2019, amounted to $16.3 million, compared to $19.5 million for the nine months ended September 30, 2018.
As of November 25, 2019, the Company had 49,021,001 shares of common stock issued and outstanding.

Fleet Employment Profile (As of November 25, 2019)
Performance Shipping Inc.’s fleet is employed as follows:

Vessel	Gross Rate (USD Per Day)	Com*	Charterers	Delivery Date to Charterers**	Redelivery Date to Owners***	Notes
BUILT CAPACITY
3 Aframax Tanker Vessels

BLUE MOON	Spot	3.75%	Lukoil Asia Pacific Pte Ltd	27-Aug-19	- - -
2011 104,623DWT
BRIOLETTE	-	-	-	-	- - -
2011 104,588DWT
VIRGO SUN	-	-	-	-	- - -	1
2007 115,577DWT

1 Panamax Container Vessel

PAMINA	$8,800	5.00%	Hyundai Merchant Marine Co., Ltd.	5-May-19	27-Sep-19	2
2005 5,042TEU
DOMINGO	$10,500	3.50%	CMA CGM	3-Apr-19	22-Oct-19
	$10,500	3.50%		22-Oct-19	15-Jan-20	3
2001 3,739TEU

1 Post - Panamax Container Vessel

PUCON	$19,500	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	27-Jun-19	10-Sep-19
	$24,000	3.75%		10-Sep-19	18-Nov-19	4
2006 6,541TEU
ROTTERDAM	$20,500	3.75%	Wan Hai Lines (Singapore) Pte Ltd.	25-Jul-19	6-Oct-19
	$25,000	1.25%	Ocean Network Express Pte. Ltd.	10-Oct-19	29-Dec-19 - 28-Jan-20
2008 6,494TEU
* Total commission paid to third parties.
** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
*** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.
1 Expected date of delivery to the Company by the end of January 2020.
2 "Pamina" sold and delivered to her new owners on October 1, 2019.
3 Redelivery date based on an estimated time charter trip duration of about 85 days.
4 "Pucon" sold and delivered to her new owners on November 21, 2019.

Summary of Selected Financial & Other Data
	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
STATEMENT OF OPERATIONS DATA (in thousands of US Dollars):
Voyage and time charter revenues	$6,250	$5,229	$16,266	$19,489
Voyage expenses	761	409	1,363	1,044
Vessel operating expenses	2,886	2,914	8,716	12,641
Net loss	(18,082)	(6,255)	(19,829)	(52,500)
FLEET DATA
Average number of vessels	4.6	4.2	4.2	7.1
Number of vessels	5.0	4.0	5.0	4.0
Ownership days	425	388	1,149	1,939
Available days	425	377	1,149	1,916
Operating days	375	365	1,071	1,809
Fleet utilization	88.2%	96.8%	93.2%	94.4%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$12,915	$12,785	$12,970	$9,627
Daily vessel operating expenses (2)	$6,791	$7,510	$7,586	$6,519

*	Number of vessels excludes vessels that the Company has contracted to purchase but have not been delivered to the Company as at September 30, 2019.

_________________________
(1)
Time charter equivalent rates, or TCE rates, are defined as our voyage and time charter revenues, less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels despite changes in the mix of charter types (i.e., voyage (spot) charters, time charters and bareboat charters).

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, lubricant costs, tonnage taxes, regulatory fees, environmental costs, lay-up expenses and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

About the Company
Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of vessels. The Company’s vessels are employed primarily on time charters with leading charterers.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for containership capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessel breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

PERFORMANCE SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except for share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
REVENUES:
Voyage and time charter revenues	$6,250	$5,229	$16,266	$19,489

EXPENSES:
Voyage expenses	761	409	1,363	1,044
Vessel operating expenses	2,886	2,914	8,716	12,641
Depreciation and amortization of deferred charges	1,053	956	2,793	4,055
Management fees	47	-	47	-
General and administrative expenses	1,966	1,851	5,430	5,710
Impairment losses	17,434	4,762	17,694	20,388
Loss on vessels' sale	-	21	-	16,700
Foreign currency gains	(22)	(1)	(17)	(34)
Operating loss	$(17,875)	$(5,683)	(19,760)	(41,015)

OTHER INCOME / (EXPENSES):
Interest and finance costs	(253)	(581)	(253)	(11,520)
Interest income	46	9	184	35
Total other expenses, net	$(207)	$(572)	(69)	(11,485)

Net loss	$(18,082)	$(6,255)	$(19,829)	$(52,500)

Loss per common share, basic and diluted	$(0.56)	$(0.61)	$(0.78)	$(6.45)

Weighted average number of common shares, basic and diluted	32,391,860	10,253,485	25,310,075	8,141,811

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018

Net loss	$(18,082)	$(6,255)	$(19,829)	$(52,500)

Comprehensive loss	$(18,082)	$(6,255)	$(19,829)	$(52,500)

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(Expressed in thousands of US Dollars)
	September 30, 2019	December 31, 2018*
ASSETS	(unaudited)

Cash and cash equivalents	$7,499	$10,493
Vessels held for sale, net	28,876	-
Advances for vessel acquisitions and other vessels' costs	2,016	-
Vessels, net	67,229	85,870
Other fixed assets, net	990	998
Other assets	6,825	2,725
Total assets	$113,435	$100,086

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt, net of unamortized deferred financing costs	$16,333	$-
Other liabilities	2,100	4,510
Total stockholders' equity	95,002	95,576
Total liabilities and stockholders' equity	$113,435	$100,086

* The balance sheet data as of December 31, 2018 has been derived from the audited consolidated financial statements at that date.

OTHER FINANCIAL DATA

	For the three months ended September 30,		For the nine months ended September 30,
	2019	2018	2019	2018
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash used in Operating Activities	$(3,245)	$(295)	$(3,889)	$(837)
Net Cash provided by / (used in) Investing Activities	(22,146)	19,836	(21,705)	92,840
Net Cash provided by / (used in) Financing Activities	16,148	(37,447)	22,600	(92,989)